FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2013 (Amended)

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K/A by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished to the SEC a report on Form 6-K on January 30, 2014. The registrant is furnishing this Form 6-K/A in order to replace Exhibit 1 “Financial Summary – Nine months ended December 31, 2013” furnished on Form 6-K on January 30, 2014 with Exhibit 1 to this report. Certain figures in Exhibit 1 to this report have been amended to correct a mistake in the calculation of the number of shares of Nomura Holdings, Inc. common stock held as treasury stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Financial Summary For the Nine Months Ended December 31, 2013 (U.S. GAAP)

Date:	January 30, 2014
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the nine months ended December 31
	2012		2013
	(Millions of yen, except per share data)
	% Change from		% Change from
	December 31, 2011		December 31, 2012
Total revenue	1,359,800	5.7%	1,381,070	1.6%
Net revenue	1,160,019	11.9%	1,167,132	0.6%
Income before income taxes	68,048	181.2%	273,046	301.3%
Net income attributable to	24,812	—%	152,335	514.0%
Nomura Holdings, Inc. (“NHI”) shareholders
Comprehensive income	41,121	—%	244,770	495.2%
Basic-Net income attributable to NHI shareholders per share (Yen)	6.73		41.09
Diluted-Net income attributable to NHI shareholders per share (Yen)	6.60		39.83
Return on shareholders’ equity – annualized	1.5%		8.5%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2013	2013
	(Millions of yen, except per share data)
Total assets	37,942,439	43,634,418
Total equity	2,318,983	2,528,466
Total NHI shareholders’ equity	2,294,371	2,492,494
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.7%
Total NHI shareholders’ equity per share (Yen)	618.27	670.88

2. Cash dividends

	For the year ended March 31
	2013	2014	2014(Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	2.00	8.00	—
At December 31	—	—	—
At March 31	6.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Note: Fiscal year 2014 Q4 dividend amount is not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2014”.

3. Earnings forecasts for the year ending March 31, 2014

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1)	Changes in significant subsidiaries during the period: Yes

(Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

Number of consolidation        Exclusion        1        (Nomura Principal Investment plc)

(2)	Adoption of the simplified and particular accounting treatments: None

(3)	Changes in accounting policies

a) Changes in accounting policies due to amendments to the accounting standards : None

b) Changes in accounting policies due to other than a) : None

(4)	Number of shares issued (common stock)

	At March 31	At December 31
	2013	2013
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	107,316,275

	For the nine months ended December 31
	2012	2013
Average number of shares outstanding (year-to-date)	3,687,924,842	3,707,756,280

* Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such review, certain of the information set forth herein could be subject torevision, possibly material, in the quarterly securities report for the period ended December 31, 2013, an English translation of which the registrant plans to furnish on Form 6-K in due course.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P.2

(1) Consolidated Operating Results	P.2
(2) Consolidated Financial Position	P.5
(3) Consolidated Earnings Forecasts	P.5

2. Quarterly Consolidated Financial Statements	P.5

(1) Consolidated Balance Sheets	P.6
(2) Consolidated Statements of Income	P.8
(3) Consolidated Statements of Comprehensive Income	P.9
(4) Note with respect to the Assumption as a Going Concern	P.9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.14
(4) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1) Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	1,160.0	1,167.1	0.6
Non-interest expenses	1,092.0	894.1	(18.1)

Income (loss) before income taxes	68.0	273.0	301.3
Income tax expense	56.5	119.3	111.0

Net income (loss)	11.5	153.8	—

Less: Net income (loss) attributable to noncontrolling interests	(13.3)	1.4	—

Net income (loss) attributable to NHI shareholders	24.8	152.3	514.0

Return on shareholders’ equity – annualized	1.5%	8.5%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported Net revenue of 1,167.1 billion yen for the nine months ended December 31, 2013, an increase of 0.6% from the same period in the prior year. Non-interest expenses decreased by 18.1% from the same period in the prior year to 894.1 billion yen. Income before income taxes was 273.0 billion yen and Net income attributable to NHI shareholders was 152.3 billion yen for the nine months ended December 31, 2013.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	1,145.1	1,148.7	0.3
Non-interest expenses	1,092.0	894.1	(18.1)

Income (loss) before income taxes	53.1	254.6	379.4

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, Net revenue for the nine months ended December 31, 2013 was 1,148.7 billion yen, an increase of 0.3% from the same period in the prior year. Non-interest expenses decreased by 18.1% from the same period in the prior year to 894.1 billion yen. Income before income taxes was 254.6 billion yen for the nine months ended December 31, 2013. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	259.2	414.0	59.8
Non-interest expenses	215.8	245.3	13.7

Income (loss) before income taxes	43.4	168.7	288.7

Net revenue increased by 59.8% from the same period in the prior year to 414.0 billion yen primarily due to increased sales performances of equities and investment trusts as a result of active equity markets. Non-interest expenses increased by 13.7% to 245.3 billion yen. As a result, income before income taxes increased by 288.7% to 168.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	50.6	60.0	18.5
Non-interest expenses	33.4	38.2	14.5

Income (loss) before income taxes	17.2	21.8	26.3

Net revenue increased by 18.5% from the same period in the prior year to 60.0 billion yen primarily due to increase of assets under management. Non-interest expenses increased by 14.5% to 38.2 billion yen. As a result, income before income taxes increased by 26.3% to 21.8 billion yen. Assets under management was 32.9 trillion yen at the end of December 2013.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	447.9	566.6	26.5
Non-interest expenses	411.9	488.3	18.5

Income (loss) before income taxes	36.0	78.3	117.6

Net revenue was 566.6 billion yen, an increase of 26.5% compared to the same period in the prior year. This increase was primarily due to the improved performance of equity business, an increase in the number of capital markets transactions and mark to market gain from the listing of Ashikaga Holdings Co., Ltd. Non-interest expenses increased by 18.5% to 488.3 billion yen. As a result, income before income taxes increased by 117.6% to 78.3 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012 (A)	December 31, 2013 (B)
Net revenue	387.3	108.0	(72.1)
Non-interest expenses	430.9	122.2	(71.6)

Income (loss) before income taxes	(43.5)	(14.2)	—

Net revenue was 108.0 billion yen. Loss before income taxes was 14.2 billion yen.

(2) Consolidated Financial Position

Total assets as of December 31, 2013, were 43.6 trillion yen, an increase of 5.7 trillion yen compared to March 31, 2013, mainly due to the increase in Trading assets. Total liabilities as of December 31, 2013 were 41.1 trillion yen, an increase of 5.5 trillion yen compared to March 31, 2013, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2013 was 2.5 trillion yen, an increase of 209.5 billion yen compared to March  31, 2013.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 27, 2013) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 27, 2013) for the year ended March 31, 2013.

On December 19, 2013, Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”) was listed in the First Section of the Tokyo Stock Exchange. Nomura’s investment in Ashikaga Holdings has historically been primarily reported within Trading assets and private equity investments – Private equity investments. However, following the listing, the investment is now reported within Other assets – Other in the consolidated balance sheets. Nomura carries this investment at fair value through election of the fair value option. The majority of gains and losses associated with this investment has historically been reported within Revenue – Gain (loss) on private equity investments. However, following the listing, such amounts are now reported within Revenue – Other in the consolidated statements of income. As a result of the Ashikaga Holdings listing in the First Section of the Tokyo Stock Exchange, these changes are attributable to the shift from our Investment Banking business to a corporate-wide perspective in enhancing the corporate value of the share ownership.

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2013	December 31, 2013	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,257,512	452,425
Time deposits	577,921	460,243	(117,678)
Deposits with stock exchanges and other segregated cash	269,744	340,420	70,676

Total cash and cash deposits	1,652,752	2,058,175	405,423

Loans and receivables:
Loans receivable	1,575,494	1,473,175	(102,319)
Receivables from customers	63,792	46,646	(17,146)
Receivables from other than customers	992,847	1,139,791	146,944
Allowance for doubtful accounts	(2,258)	(3,287)	(1,029)

Total loans and receivables	2,629,875	2,656,325	26,450

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,722,027	1,426,655
Securities borrowed	5,819,885	6,759,252	939,367

Total collateralized agreements	14,115,257	16,481,279	2,366,022

Trading assets and private equity investments:
Trading assets*	17,037,191	19,587,300	2,550,109
Private equity investments	87,158	43,094	(44,064)

Total trading assets and private equity investments	17,124,349	19,630,394	2,506,045

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥399,987 million as of December 31, 2013)	428,241	428,851	610
Non-trading debt securities*	920,611	1,001,655	81,044
Investments in equity securities*	123,490	141,826	18,336
Investments in and advances to affiliated companies*	345,705	370,765	25,060
Other	602,159	865,148	262,989

Total other assets	2,420,206	2,808,245	388,039

Total assets	37,942,439	43,634,418	5,691,979

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2013	December 31, 2013	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	559,795	(178,650)
Payables and deposits:
Payables to customers	476,705	542,741	66,036
Payables to other than customers	864,962	1,356,889	491,927
Deposits received at banks	1,072,134	1,103,782	31,648

Total payables and deposits	2,413,801	3,003,412	589,611

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	14,495,419	2,051,102
Securities loaned	2,158,559	2,636,357	477,798
Other secured borrowings	806,507	802,690	(3,817)

Total collateralized financing	15,409,383	17,934,466	2,525,083

Trading liabilities	8,491,296	10,350,094	1,858,798
Other liabilities	978,163	1,261,330	283,167
Long-term borrowings	7,592,368	7,996,855	404,487

Total liabilities	35,623,456	41,105,952	5,482,496

Equity
NHI shareholders’ equity:
Common stock
Authorized – 6,000,000,000 shares
Issued – 3,822,562,601 shares as of March 31, 2013 and
3,822,562,601 shares as of December 31, 2013
Outstanding – 3,710,960,252 shares as of March 31, 2013 and
3,715,246,326 shares as of December 31, 2013	594,493	594,493	—
Additional paid-in capital	691,264	681,195	(10,069)
Retained earnings	1,136,523	1,259,206	122,683
Accumulated other comprehensive income (loss)	(57,395)	31,361	88,756

Total NHI shareholders’ equity before treasury stock	2,364,885	2,566,255	201,370
Common stock held in treasury, at cost – 111,602,349 shares as of March 31, 2013 and 107,316,275 shares as of December 31, 2013	(70,514)	(73,761)	(3,247)

Total NHI shareholders’ equity	2,294,371	2,492,494	198,123

Noncontrolling interests	24,612	35,972	11,360

Total equity	2,318,983	2,528,466	209,483

Total liabilities and equity	37,942,439	43,634,418	5,691,979

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012(A)	December 31, 2013(B)
Revenue:
Commissions	233,327	384,681	64.9
Fees from investment banking	40,541	64,147	58.2
Asset management and portfolio service fees	102,241	125,157	22.4
Net gain on trading	261,516	347,133	32.7
Gain on private equity investments	6,543	11,738	79.4
Interest and dividends	296,048	316,018	6.7
Gain on investments in equity securities	14,767	20,394	38.1
Other	404,817	111,802	(72.4)

Total revenue	1,359,800	1,381,070	1.6
Interest expense	199,781	213,938	7.1

Net revenue	1,160,019	1,167,132	0.6

Non-interest expenses:
Compensation and benefits	392,967	437,418	11.3
Commissions and floor brokerage	66,800	83,154	24.5
Information processing and communications	130,341	142,228	9.1
Occupancy and related depreciation	68,429	59,613	(12.9)
Business development expenses	34,553	28,361	(17.9)
Other	398,881	143,312	(64.1)

Total non-interest expenses	1,091,971	894,086	(18.1)

Income before income taxes	68,048	273,046	301.3
Income tax expense	56,520	119,274	111.0

Net income	11,528	153,772	—

Less: Net income (loss) attributable to noncontrolling interests	(13,284)	1,437	—

Net income attributable to NHI shareholders	24,812	152,335	514.0

Per share of common stock:
	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	6.73	41.09	510.5

Diluted-
Net income attributable to NHI shareholders per share	6.60	39.83	503.5

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2012(A)	December 31, 2013(B)
Net income	11,528	153,772	—
Other comprehensive income:
Change in cumulative translation adjustments, net of tax	21,374	84,608	295.8
Defined benefit pension plans:
Pension liability adjustment	5,612	2,883	(48.6)
Deferred income taxes	(1,547)	(974)	—

Total	4,065	1,909	(53.0)

Non-trading securities:
Net unrealized gain on non-trading securities	5,393	6,844	26.9
Deferred income taxes	(1,239)	(2,363)	—

Total	4,154	4,481	7.9

Total other comprehensive income	29,593	90,998	207.5

Comprehensive income	41,121	244,770	495.2
Less: Comprehensive income (loss) attributable to noncontrolling interests	(10,909)	3,679	—

Comprehensive income attributable to NHI shareholders	52,030	241,091	363.4

(4) Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(5) Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income. The majority of gains and losses arising from election of the fair value option for the investment in Ashikaga Holdings has historically been reported within the Wholesale business segment. However as a result of the listing of Ashikaga Holdings in the First Section of Tokyo Stock Exchange on December 19, 2013, such gains and losses are now reported within the Other segment in Other.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2012 (A)	2013 (B)
Net revenue
Business segment information:
Retail	259,176	414,047	59.8
Asset Management	50,643	60,015	18.5
Wholesale	447,945	566,623	26.5

Subtotal	757,764	1,040,685	37.3
Other	387,323	108,047	(72.1)

Net revenue	1,145,087	1,148,732	0.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	14,932	18,400	23.2

Net revenue	1,160,019	1,167,132	0.6

Non-interest expenses
Business segment information:
Retail	215,766	245,313	13.7
Asset Management	33,395	38,226	14.5
Wholesale	411,946	488,301	18.5

Subtotal	661,107	771,840	16.7
Other	430,864	122,246	(71.6)

Non-interest expenses	1,091,971	894,086	(18.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,091,971	894,086	(18.1)

Income (loss) before income taxes
Business segment information:
Retail	43,410	168,734	288.7
Asset Management	17,248	21,789	26.3
Wholesale	35,999	78,322	117.6

Subtotal	96,657	268,845	178.1
Other *	(43,541)	(14,199)	—

Income (loss) before income taxes	53,116	254,646	379.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	14,932	18,400	23.2

Income (loss) before income taxes	68,048	273,046	301.3

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31,	December 31,
	2012 (A)	2013 (B)
Net gain (loss) related to economic hedging transactions	148	10,856	—
Realized gain (loss) on investments in equity securities held for operating purposes	(165)	1,994	—
Equity in earnings of affiliates	9,168	22,398	144.3
Corporate items	(15,220)	(34,999)	—
Other	(37,472)	(14,448)	—

Total	(43,541)	(14,199)	—

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer to below.

Millions of yen
For the nine months ended December 31, 2013
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	691,264
Gain (loss) on sales of treasury stock	(7,433)
Issuance and exercise of common stock options	(2,867)
Purchase / sale of subsidiary shares, net	231

Balance at end of period	681,195

Retained earnings
Balance at beginning of year	1,136,523
Net income attributable to NHI shareholders	152,335
Cash dividends	(29,652)

Balance at end of period	1,259,206

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(38,875)
Net change during the period	83,522

Balance at end of period	44,647

Defined benefit pension plans
Balance at beginning of year	(28,518)
Pension liability adjustment	1,909

Balance at end of period	(26,609)

Non-trading securities
Balance at beginning of year	9,998
Net unrealized gain on non-trading securities	3,325

Balance at end of period	13,323

Balance at end of period	31,361

Common stock held in treasury
Balance at beginning of year	(70,514)
Repurchases of common stock	(32,502)
Sale of common stock	9
Common stock issued to employees	28,579
Other net change in treasury stock	667

Balance at end of period	(73,761)

Total NHI shareholders’ equity

Balance at end of period	2,492,494

Noncontrolling interests
Balance at beginning of year	24,612
Net change during the period	11,360

Balance at end of period	35,972

Total equity

Balance at end of period	2,528,466

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013(A)	December 31, 2013(B)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	121,434	15.0	359,069
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	15,769	(31.4)	62,353
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	42,074	3.4	141,029
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,180	108,544	(1.5)	367,979
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	10,985	—	8,053
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	102,602	4.6	394,007
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	7,505	49.0	38,686
Other	142,610	143,373	118,834	303,950	28,225	45,069	38,508	(14.6)	708,767

Total revenue	439,593	461,226	458,981	720,143	505,270	428,379	447,421	4.4	2,079,943
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	68,000	(5.5)	266,312

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	379,421	6.5	1,813,631

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	138,822	2.5	547,591
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	27,974	7.0	91,388
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	47,755	3.3	179,904
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	18,999	(8.8)	91,545
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	11,029	16.4	49,010
Other	125,074	132,204	141,603	217,582	49,975	45,389	47,948	5.6	616,463

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	3.2	1,575,901

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	86,894	19.1	237,730
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	37,769	9.3	132,039

Net income	6,076	5,361	91	94,163	66,263	38,384	49,125	28.0	105,691

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	796	192.6	(1,543)

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,112	48,329	26.8	107,234

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.51	0.76	5.44	22.23	17.78	10.29	13.02	26.5	29.04

Diluted-
Net income attributable to NHI shareholders per share	0.50	0.74	5.33	21.55	17.24	9.99	12.65	26.6	28.37

(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013(A)	December 31, 2013(B)
Net revenue
Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	127,975	6.9	397,925
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	21,215	13.9	68,937
Wholesale	121,883	137,094	188,968	196,911	194,609	183,348	188,666	2.9	644,856

Subtotal	221,012	233,319	303,433	353,954	381,125	321,704	337,856	5.0	1,111,718
Other	154,567	156,003	76,753	276,905	43,032	29,649	35,366	19.3	664,228

Net revenue	375,579	389,322	380,186	630,859	424,157	351,353	373,222	6.2	1,775,946

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	23.1	37,685

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	379,421	6.5	1,813,631

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	80,302	0.7	297,297
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	12,289	(1.3)	47,768
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	160,866	1.8	573,199

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	253,457	1.3	918,264
Other	137,583	148,658	144,623	226,773	50,010	33,166	39,070	17.8	657,637

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	3.2	1,575,901

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	3.2	1,575,901

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	47,673	19.3	100,628
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	8,926	44.6	21,169
Wholesale	(8,551)	193	44,357	35,658	25,237	25,285	27,800	9.9	71,657

Subtotal	9,007	15,715	71,935	96,797	113,033	71,413	84,399	18.2	193,454
Other *	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	—	6,591

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,896	80,695	18.9	200,045

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	23.1	37,685

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	86,894	19.1	237,730

* Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2013
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013(A)	December 31, 2013(B)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	5,150	—	989
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	1,306	—	1,001
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	8,171	(8.0)	14,401
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	(13,954)	—	17,652
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	(4,377)	—	(27,452)

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	—	6,591

(3) Unconsolidated Quarterly Financial Statements (Japanese GAAP)

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2013	December 31, 2013
Assets
Current Assets	3,221,039	3,620,222
Fixed Assets	2,554,812	2,771,788

Total Assets	5,775,850	6,392,010

Liabilities
Current Liabilities	663,807	1,262,247
Long-term Liabilities	3,236,320	3,137,196

Total Liabilities	3,900,128	4,399,443

Net Assets
Shareholders’ equity	1,774,048	1,893,604
Valuation and translation adjustments	56,585	57,674
Stock acquisition rights	45,090	41,289

Total Net Assets	1,875,723	1,992,567

Total Liabilities and Net Assets	5,775,850	6,392,010

Nomura Holdings, Inc. Unconsolidated Statements of Income

(UNAUDITED)

	Millions of yen
	For the nine months ended
	December 31, 2012	December 31, 2013
Operating revenue	220,634	343,277
Operating expenses	149,536	158,664

Operating income	71,098	184,613

Non-operating income	1,827	3,329
Non-operating expenses	8,257	2,686

Ordinary income	64,668	185,256

Special profits	7,116	3,485
Special losses	22,364	2,305

Income before income taxes	49,420	186,436

Income taxes – current	1,416	(54,417)
Income taxes – deferred	8,734	57,448

Net income	39,270	183,406

(4) Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2014_3q.pdf